Sub-Item 77I

The following class was created during the
period covered by the N-SAR:

R Class Shares of the following funds:

JPMorgan Intrepid America Fund
JPMorgan Intrepid Growth Fund
JPMorgan Intrepid Value Fund
JPMorgan Small Cap Equity Fund
JPMorgan U.S. Equity Fund
JPMorgan U.S. Large Cap Core Plus Fund

This class is described in the R Class prospectuses
for these Funds and also in the
materials described in Item 77Q1(a) and (d).